# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Drive, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001213900-22-058977
Filed by CIK 0001947993
Persons authorized to receive notices and communications: Ryan Milnes, c/o 2286404 Ontario Inc., PO Box 20112 Bayfield North, Barrie, Ontario Canada (A6), L4M6E9, 9412100196; Russell L. Leaf, 787 Seventh Avenue, New York, New York (NY), 100196099, 2127288000; Sean M. Ewen, 787 Seventh Avenue, New York, New York (NY), 100196099, 2127288000; Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 100196099, 2127288000

## Reporting persons
- Ryan Milnes (CIK 0001947993): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 48,105,680; shared voting power 0; sole dispositive power 48,105,680; shared dispositive power 0; aggregate amount beneficially owned 48,105,680 (17% of the class)
  Comment: With respect to Boxes 7, 9 and 11: 2286404 Ontario Inc. is the record holder of the shares. 2286404 Ontario Inc. is wholly owned by Ryan Milnes and therefore, Mr. Milnes has voting and dispositive power over such shares and may be deemed to beneficially own such shares. The business address of Ontario is 2286404 Ontario Inc., PO Box 20112 Bayfield North, Barrie, Ontario, L4M6E9, Canada.
  
  Consists of 48,105,680 shares of Class A Common Stock (as defined below) of the Issuer (as defined below) issuable upon the exchange of exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer, of which 16,560,185 exchangeable shares have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021, by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) and Rumble Inc. (n/k/a Rumble Canada Inc.), and are subject to vesting conditions and forfeiture pursuant to the terms of the aforementioned Business Combination Agreement. Excludes 48,105,680 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer, which are issued in tandem with each exchangeable share, with each such share of Class C Common Stock intended to give the holder thereof the same voting rights as one share of Class A Common Stock, but are otherwise non-economic. Excludes 35,587 Class A Common Stock issuable upon the settlement of RSUs that vest on June 13, 2025.
  
  With respect to Box 13: Percentage based on 283,735,660 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the exchangeable shares and which also includes shares of Class A Common Stock and exchangeable shares placed in escrow pursuant to the terms of the Business Combination Agreement) as of November 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Drive, Longboat Key, Florida (FL), 34228
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Rumble Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by the Reporting Person on September 26, 2022 (the "Original 13D" and, together with Amendment No. 1 thereto filed on November 22, 2024, and this Amendment No. 2, the "Schedule 13D"). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Ryan Milnes (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o 2286404 Ontario Inc., PO Box 20112 Bayfield North, Barrie, Ontario, L4M6E9, Canada.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is entrepreneur and investor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented to include the following:

In connection with the transactions contemplated by that certain Transaction Agreement, dated as of December 20, 2024, by and between the Issuer and Tether Investments Limited (the "Transaction Agreement"), a copy of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 23, 2024, and is incorporated herein by reference, the Reporting Person entered into a Tender and Support Agreement, dated as of December 20, 2024, by and between the Reporting Person and the Issuer (the "Support Agreement"), pursuant to which, subject to the terms and conditions thereof, the Reporting Person agreed, among other things, to tender 25,000,000 shares of Class A Common Stock in the Issuer's self tender offer contemplated by the Transaction Agreement (the "Offer") on the same terms and conditions as the other stockholders of the Issuer, including with respect to the Offer price of $7.50 per share and the proration provisions that will apply in the event that the Offer is oversubscribed.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement attached hereto as Exhibit 10.4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 48,105,680 shares of Class A Common Stock (as determined and described in note 1 above), which represent 17.0% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and sole power to dispose of 48,105,680 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.4 - Form of Tender and Support Agreement, dated December 20, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 23, 2024).

## Signatures
- Ryan Milnes: /s/ Sergey Milyukov, as attorney-in-fact, Sergey Milyukov, attorney-in-fact (12/26/2024)